

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.


BCE
Bell Canada
Enterprises

News Release

For Immediate Release

BCE CEASES LONG-TERM FUNDING TO TELEGLOBE

Toronto, Ontario, April 24, 2002 — BCE Inc. announced today that it will cease further long-term funding to Teleglobe Inc. This decision is based on a number of factors, including: Teleglobe's revised business plan and outlook with associated funding requirements; a pragmatic assessment of Teleglobe's prospects; and, a comprehensive analysis of the state of the industry. BCE will provide only short-term periodic funding to Teleglobe, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between US$100 million and US$125 million so that Teleglobe can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring.

Jean C. Monty, Chairman and Chief Executive Officer of BCE said, "Given the dramatic and continuing slide in the data and long haul marketplace, it was incumbent on management to conduct a pragmatic assessment of Teleglobe's operations and future prospects. Faced with a difficult situation, we have taken action in the best interests of our shareholders and customers. We believe the steps we have announced today will assist Teleglobe in ensuring customer service, in the short term, while seeking strategic alternatives."

The revised outlook provided by Teleglobe's management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of this investment, and the market prospects for data are not expected to improve in the foreseeable future. BCE provided C$550 million (US$350 million) of funding since December 2001 and will now provide only short-term periodic funding, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between US$100 million and US$125 million.

It is expected that Teleglobe Inc. will explore possibilities for a business combination and will enter into negotiations with its debt holders to restructure its debt. There can be no guarantee that Teleglobe will be successful in any of these efforts, and it might have to consider a court-supervised proceeding.

It is likely that in the event of a business combination or a restructuring, BCE's position in Teleglobe would eventually be materially diluted.

Consistent with BCE's ongoing review of the carrying value of its assets, the Company expects to take an impairment charge, in the second quarter of 2002. The total aggregate amount is expected to be between $7.5 billion-$8.5 billion, relating principally to Teleglobe.

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, statements concerning BCE Inc.'s intention to provide certain funding to Teleglobe Inc., possible transactions expected to be explored by Teleglobe, and BCE's expectation to take an impairment charge relating principally to Teleglobe, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things: the fact that BCE is not obligated to provide any funding to Teleglobe; the risk that any funding provided by BCE may not be sufficient to ensure continuing customer service; uncertainty as to whether Teleglobe will be successful in carrying out any business combination or negotiating with its debt holders a debt restructuring and, accordingly, the risk that Teleglobe may become the subject of a court-supervised proceeding or that it may have to conduct a wind-down of some or all of its business; and the risks and costs associated with Teleglobe's negotiation of a business combination and a comprehensive debt restructuring, including the potential risks associated with the commencement of a court-supervised proceeding or a wind-down.

The forward-looking statements contained in this press release represent BCE's expectations as of April 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Don Doucette
BCE Communications
(514) 786-3924
Web site: www.bce.ca

Isabelle Morin
BCE Investor Relations
(514) 786-3845

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: April 24, 2002